QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Aralez Pharmaceuticals Inc.
Statement of Computation of
Ratios of Earnings to Fixed Charges
(in thousands)

	Nine months ended September 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings (loss):
(Loss) income before income taxes	$(78,123)	$(103,042)	$(37,609)	$19,674	$(16,708)	$(25,283)
Fixed charges (from below)	20,823	6,477	176	176	176	176

Total loss	$(57,300)	$(96,565)	$(37,433)	$19,850	$(16,532)	$(25,107)

Fixed Charges:
Interest expense	20,104	6,057	—	—	—	—
Amortization of debt issuance costs	79	84	—	—	—	—
Estimated interest portion of rent expense	640	336	176	176	176	176

Total fixed charges	$20,823	$6,477	$176	$176	$176	$176

(Deficiency) surplus of earnings to cover fixed charges	$(57,300)	$(96,565)	$(37,433)	$19,850	$(16,532)	$(25,107)

QuickLinks

  Exhibit 12.1
Aralez Pharmaceuticals Inc. Statement of Computation of Ratios of Earnings to Fixed Charges (in thousands)